Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

November 2, 2009

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tycore Ventures Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-161868

Dear Mr. Schwall:

Attached please copies of Amendment No. 1 to the referenced registrant’s Registration Statement on Form S-1 (“Amendment No. 1 to Form S-1”) and a redlined Amendment No. 1 to Form S-1, submitted pursuant to the staff’s comment letter dated October 8, 2009.

Amendment No. 1 to the Form S-1 was filed with the Commission via EDGAR on November 2, 2009.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 1 to the Form S-1.

In response to the staff’s comments in its October 8, 2009 comment letter, we respectfully submit the following information on behalf of our client:

General

1.
Please provide complete responses, and where disclosure has changed, indicate precisely where in the marker version of the amendment you file we will find your responsive changes.  To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affect areas.  Further, please provide updated disclosure with each amendment.  This will minimize the need for us to repeat similar comments.

The Company has complied with this comment.

H. Roger Schwall
November 2, 2009

2.
If your shareholders intend to offer the shares of common stock covered by your filing on a delayed or continuous basis pursuant to Securities Act Rule 415, please check the relevant box on the cover page.

The Company has complied with this comment.  Please see page 1 to Amendment No. 1 to the Form S-1.

Prospectus Cover Page

3.
We note your disclosure on your cover page that the selling stockholders will initially offer their shares at $0.10 per share until such a time as “a market” develops, at which time the selling stockholders will sell shares of your common stock at prevailing market prices or privately negotiated prices.  This does not appear to be consistent with your disclosure at page 12 that selling stockholders will offer shares at fixed price until your shares of common stock “become eligible for trading on the OTC Bulletin Board.”

Please revise your cover page to indicate, if true, that the selling shareholders will sell at a price of $0.10 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

The Company has complied with this comment.  Please see page 4 to the Amendment No. 1 to the Form S-1.

Risk Factors, page 5

4.
You state at page 5 that “[t]he following risks are in addition to numerous other risks that are typical of exploration stage resource companies.”  Please revise your filing to include all risk factors required by Item 503 of Regulation S-K and to remove any implications that you have not disclosed all material risk.

The Company has complied with this comment.  Please see page 5 to the Amendment No. 1 to the Form S-1.

We may require additional funds…, page 5

5.	Please revise your risk factor to reflect you disclosure at page 29 that if you are not able to obtain sufficient financing to fund your exploration activities, your business “will” fail.

The Company has complied with this comment.  Please see page 30 to the Amendment No. 1 to the Form S-1.

H. Roger Schwall
November 2, 2009

Since the majority of our shares of common stock are owned by our president…, page 7

6.	Please revise the subcaption to this risk factor to reference the potential conflict of interest that you identify in the risk factor. See Item 503(c) of Regulation S-K.

The Company has complied with this comment.  Please see page 7 to the Amendment No. 1 to the Form S-1.

7.
We note your disclosure at page 34 that your executive officers have beneficial ownership of almost seventy-three percent of your outstanding common stock.  Rather than state that your directors have the ability to “significantly influence” the outcome of most corporate actions requiring shareholder approval, please revise to clarify that your officers and directors will have the ability to control the outcome of corporate actions.

The Company has complied with this comment.  Please see page 7 to the Amendment No. 1 to the Form S-1.

State Securities Laws May Limit Secondary Trading…, page 9

8.
Please clarify the extent to which this risk factor applies to sales of your common stock by investors purchasing your common stock from the selling shareholders.  In addition, you reference your failure to register or qualify, or to obtain or verify an exemption for the secondary trading of, your common stock in any state.  Please disclose the extent to which you intend to seek the registration or qualification of your common stock, or to seek available exemptions.

The Company has complied with this comment.  Please see page 9 to the Amendment No. 1 to the Form S-1.

We have provided the Company with an objective, state-by-state analysis regarding the availability of “Blue Sky” registration exemptions for secondary trading in the Company’s shares of common stock and the legal rationale for the additional disclosure made in response to this comment is as follows.

H. Roger Schwall
November 2, 2009

The term “secondary trading” refers to transactions by persons other than the issuer, underwriters and dealers, i.e., normal market transactions, which are exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(1) thereof.1

The National Securities Markets Improvement Act of 1996 (“NSMIA”) amended the Securities Act to preempt state “Blue Sky” registration requirements in the case of “covered securities,” or “federally covered securities” as described in some states’ laws.  One of those preemptions, now found in §18(b)(4)(A) of the Securities Act, is for “secondary trading” (i.e., Section 4(1) transactions) in the shares of issuers having a class of securities registered under Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended.  The Company will become a Section 12(g) issuer when it files its Form 8-A, a simple, short-form filing, once the Company’s Form S-1 becomes effective, with the Commission.

However, despite forbidding the states to demand registration of secondary trading in an issuer’s shares, NSMIA does not preempt the states from requiring, as a condition to the NSMIA preemption/exemption, the submission of notice filings and the payment of fees in connection with offers and sales of “covered securities” such as those offered and sold in Section 4(1) trading transactions.

Some states require individuals who engage in transactions under Section 18(b)(4)(A) of the Securities Act to file with them any document the issuer has filed with the SEC under the Securities Act.  However, it is our understanding and belief that such requirements should not and do not require any filings with respect to NSMIA 4(1) transactions.

Most states, the District of Columbia, Guam, the Virgin Islands and Puerto Rico do not require the filing of notices and/or fees as a condition to claiming NSMIA’s preemption/exemption for secondary trading in the Company’s shares.  However, four states do impose filing requirements: Michigan, New Hampshire, Texas and Vermont.  The Company will make those filings.  Please see page 9 to the Amendment No. 1 to the Form S-1.

Plan of Distribution, page 12

Penny Stock Rules page 14

9.	It appears that your disclosure at page 14 regarding the standardized risk disclosure document is missing text that you intend to provide. Please revise.

The Company has complied with this comment.  Please see page 14 to the Amendment No. 1 to the Form S-1.

1 Section 4(1) provides an exemption from Securities Act registration for “transactions by any person other than an issuer, underwriter or dealer.”  Even trading by “affiliates” of the issuer are exempt under Section 4(1) as long as they are not part of a “distribution” — and to make certain the exemption is available, affiliates resell under the requirements of SEC Rule 144, a “safe harbor” designed for, inter alia, that purpose.

H. Roger Schwall
November 2, 2009

Blue Sky Restrictions on Resale , page 15

10.
We note your disclosure regarding the need for selling shareholders to comply with state securities laws.  We also note your reference to an exemption for secondary trading of securities registered under Section 12(g) of the Exchange Act.  Because the effectiveness of your registration statement will not cause your common stock to be registered under Section 12(g), please revise your filing to remove this reference.  If you retain this section, please provide disclosure regarding potential exemptions that are you more likely to be available.

The Company has removed the section entitled “Blue Sky Restrictions of Resale” because providing the disclosure in response to this comment would merely restate the Company’s new disclosure made in response to the Staff’s comment number 8 regarding secondary trading.

11.
You  state that when the registration statement becomes effective, and a selling security holder indicates in which states(s) he desires to sell his shares, you will be able to identify whether he “will need to register or will rely on an exemption.”  Please clarify the extent to which you intend to assist selling shareholder and other investors with their compliance with state securities laws and your source of funds to provide such assistance.

The Company has removed the section entitled “Blue Sky Restrictions of Resale” because providing the disclosure in response to this comment would merely restate the Company’s new disclosure made in response to the Staff’s comment number 8 regarding secondary trading.

Description of Securities, page 15

12.
Please revise your filing to provide an accurate description of the rights of holders of your common stock.  For example, you state at page 16 that holders of a majority of the shares of common stock voting of the election of directors can elect all of the directors.  However, Section 9 of Article I of your by-laws provides that a plurality of the votes cast shall be sufficient to elect directors.

The Company has complied with this comment.  Please see page 16 to the Amendment No. 1 to the Form S-1.

Description of Business, page 17

Government Approvals and Recommendations, page 25

13.	Please describe the effect of existing or probable material state regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K.

The Company has complied with this comment.  Please see page 6 to the Amendment No. 1 to the Form S-1.

H. Roger Schwall
November 2, 2009

Market for Common Equity and Related Stockholder Materials, page 26

Dividend Policy, page 26

14.	Please provide in this section a cross-reference to your risk factor disclosure at page 10 regarding your plan not to pay any cash dividends in the foreseeable future.

The Company has complied with this comment.  Please see page 27 to the Amendment No. 1 to the Form S-1.

SEC Filing Plan, page 28

15.
We note that you plan to spend $5,000 for legal fees in the preparation of this registration statement and periodic reports for the next twelve months.  However, your disclosure at page II-1 suggests that the $5,000 only covers legal fees incurred in the preparation of the registration statement.  Please revise your filing to provide consistent disclosure.

The Company has complied with this comment.  The Company has increased the total estimated amount of legal fees for both the registration statement on Form S-1 and all reporting requirements during the year to $10,000.  Please see page 28 to the Amendment No. 1 to the Form S-1.

Results of Operations, page 28

16.
We note your statement that you have financed your activities to date with funds raised in private offerings.  In other sections of your disclosure, for example at pages 17-18, you refer to off-shore transactions under Regulation S.  Please revise for consistency.

The Company has complied with this comment.  The Company has clarified that the private offerings were made pursuant to Rule 903(b)(3) of Regulation S.  Please see page 29 to the Amendment No. 1 to the Form S-1.

17.
We note your statement that for the period from inception to July 31, 2009 you expensed mineral property acquisition costs totaling $3,620.  Please tell us why these costs were expensed, as it appears you have $7,000 capitalized related to your mining claim at July 31, 2009.  Please also distinguish for us the costs that were expensed versus capitalized.

The Company has complied with this comment.  The $3,620 that was expensed were related to mineral exploration activity, and under EITF 04-02, such cost cannot be capitalized until such time at the Company has proven and probable reserves.  The Company has disclosed this, without reference to EITF 04-02 on page 29 to the Amendment No. 1 to the Form S-1.

H. Roger Schwall
November 2, 2009

Additionally, the Company has added the following disclosure to its summary of significant accounting policies on page F-7, in the notes to its financial statements:

 MINERAL PROPERTY COSTS

The Company has been in the exploration  stage since its inception and has not yet realized any revenues from its planned operations.  It is primarily engaged in the acquisition  and exploration of mining  properties. Mineral property  exploration  costs are expensed as incurred.  Mineral property acquisition costs are initially capitalized when incurred using the guidance in EITF 04-02,  “WHETHER  MINERAL  RIGHTS ARE TANGIBLE OR INTANGIBLE  ASSETS”.  The Company assesses the carrying costs for  impairment  under  SFAS  No.  144, "ACCOUNTING  FOR  IMPAIRMENT  OR DISPOSAL  OF LONG LIVED  ASSETS" at each fiscal quarter  end.  When  it has  been  determined  that a  mineral  property  can be economically developed as a result of establishing proven and probable reserves, the costs then incurred to develop such property,  are  capitalized.  Such costs will be amortized using the  units-of-production  method over the estimated life of the probable  reserve.  If mineral  properties are subsequently  abandoned or impaired, any capitalized costs will be charged to operations.

Directors, Executive Officers, Promoters and Control Persons, page 31

18.
For each of your executive officers, provide the biographical disclosure required by Item 401(e) of Regulation S-K.  For example, and without limitation, your risk factor disclosure under the subcaption “Since our officers and directors have the ability to be employed by or consult for other companies…” at page 7 suggests that Bob Hart is employed by other companies.  Please provide the disclosure required by Item 401(e) of Regulation S-K with respect to such business experience.

The Company has complied with this comment.  Please see page 32 to the Amendment No. 1 to the Form S-1.

Conflicts of Interest, page 32

19.	You make reference at page 32 to three directors. However, it appears from your disclosure at page 31 that you have only two directors. Please revise your filing to provide consistent disclosure.

The Company has complied with this comment.  The Company has clarified that it has only two directors.  Please see page 33 to the Amendment No. 1 to the Form S-1.

H. Roger Schwall
November 2, 2009

Executive Compensation, page 32

20.
Please revise your filing to provide consistent disclosure with respect to any compensation paid to your executive officers.  For example, we note your statement at page 32 that none of your directors has received monetary compensation since your inception.  You also disclosure in note 3 to your financial statements that your president provides “management fees and office premises” to you at no charge.  However, you disclose at page 34 that you pay your president and chief executive officer $1,000 per month for management services.  If you pay your executive officers any fees for management services, please provide the disclosure required by Item 402(m) of Regulation S-K with respect to such compensation.

The Company has complied with this comment.  The Company has clarified its arrangement with Mr. Hart on page 33 to the Amendment No. 1 to the Form S-1.

Security Ownership of Certain Beneficial Owners and Management, page 33

21.
We note that the heading in the final column of your beneficial ownership table makes reference to the percent of class owned “prior to this offering.”  Because it does not appear that the percentage of your outstanding common stock held by each executive officer will change as result of the commencement of the offering by selling shareholders, please remove the phrase “prior to this offering.”

The Company has complied with this comment.  Please see page 35 to the Amendment No. 1 to the Form S-1.

Where You Can Find More Information, page 35

22.
We note your statement at page 35 that upon the effectiveness of the registration statement, you will commence filing certain materials, including proxy statements.  However, it does not appear that you will be subject to Section 12 of the Exchange Act upon effectiveness of your registration statement.  Please advise whether you will otherwise be subject to the proxy rules.

The Company has complied with this comment.  Please see page 36 to the Amendment No. 1 to the Form S-1.

H. Roger Schwall
November 2, 2009

23.
Please remove any suggestions from your filing that you have not provided all material disclosure in your filing.  For example, and without limitation, please revise your disclosure at page 35 that provides that the statements contained in the prospectus as to the content of any contract or other documents referred to are not necessarily complete, and that each such statement is qualified in all respects by reference to the documents filed as exhibits to you registration statement.

The Company has complied with this comment.  Please see page 36 to the Amendment No. 1 to the Form S-1.

Notes to Financial Statements

Note 2 Summary of Significant Account Policies

Foreign Currency Translation, page F-6

24.
As you are a United States incorporated entity with all assets located within the United States, please tell us why you included accounting policy disclosure regarding how you account for foreign currency translation and transactions.

The Company decided that it does not need accounting policy disclosure for foreign currency translation and transaction.  Accordingly, the Company has removed the policy disclosure from the notes to its financial statements.  Please see page F-6 to the Amendment No. 1 to the Form S-1.

Recent Accounting Pronouncements, page F-7

25.	We note your disclosure regarding the impact of recently adopted accounting pronouncements. Please expand to include the disclosures discussed in question two of SAB Topic 11:M.

The Company has complied with this comment.  Please see page F-7 to the Amendment No. 1 to the Form S-1.

Part II- Information Note Required in Prospectus

Indemnification of Directors and Officers, Page II-1

26.	Please revise your description your by-law provisions regarding indemnifications of directors and officers to provide an accurate description of such provisions.

The Company has complied with this comment.  Please see page II-1 to the Amendment No. 1 to the Form S-1.

H. Roger Schwall
November 2, 2009

Undertakings, page II-3

27.	Please provide the undertakings in the form required by Item 512 of Regulation S-K. For example, please revise to remove the references to “small business issuer.”

The Company has complied with this comment.  Please see page II-2 to the Amendment No. 1 to the Form S-1.

Exhibit 5.1

28.
Please obtain and file a revised legal opinion that does not refer to the legality of the common stock “when issued in the manner described in the Registration Statement.”  Because you disclose in your filing that the registration statement relates to the resale by selling security holders of shares of common stock held by such security holders, it appears that you have already issued such shares.

The Company has complied with this comment.  Please see Exhibit 5.1 to the Amendment No. 1 to the Form S-1.

Engineering Comments

General

29.	Please remove the technical report attached as exhibit 99.1 to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

The Company has complied with this comment.  Exhibit 99.1 has been removed from the Amendment No. 1 to the Form S-1.

30.
Your disclosure about the history and geology contains more detail than is necessary and contains technical language with which the average investor may be not familiar.  In addition your description of the historical infrastructure, i.e. railroads and concentrators, mills and/or smelters will need further clarification as to its present operating condition.  The required disclosures should provide information that has a direct bearing on your properties, and make it understandable to the average shareholder.  Please provide definitions to the glossary for words that cannot be adequately defined in the text and include a glossary only those geologic or technical terms not understood by the average investors that cannot be defined in the text.  The guidance in Industry Guide 7, section (B)(5), calls for a “brief description” of rock formations and mineralization.  Please replace your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investors will understand.

The Company has complied with this comment.  Please see pages 21 and 22 to the Amendment No. 1 to the Form S-1.

H. Roger Schwall
November 2, 2009

Risk Factors, page 5

31.
Unless you can substantiate significant technical training and/or experience in minerals exploration or mining by members of your management, you should include a risk factor explaining that your management lacks technical training and experience with exploring for, staring, and/or operating a mine; and that with no direct training or experience in these areas, your management may not be fully aware of many of the specify requirements related to working within this industry.  In this instance, please also explain that their decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use; and that your operations, earnings, and ultimate financial success could suffer due to management’s lack of experience in this industry.

The Company has complied with this comment.  Please see page 7 to the Amendment No. 1 to the Form S-1.

History, page 20

32.
We note your inclusion of three maps with your exhibits included with this filing. Please list or reference the maps to your exhibits or include them within your filing.  Please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location with the documents is viewed on the Internet.  For information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues.  We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

H. Roger Schwall
November 2, 2009

•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc. in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

This comment has been complied with.  The three maps originally filed with the Form S-1 have been included in Amendment No. 1 to the Form S-1.  Please see pages 21, 23 and 25 to the Amendment No. 1 to the Form S-1.

Regional Geology, page 20

33.
Your disclosure about the geologic environment affecting your claim contains more detail than is necessary and technical language with which the average investor may be not familiar.  The required disclosures should provide information that has a direct bearing on your properties and make it understandable to the average shareholder.  The guidance in Industry Guide 7, section (B) (5), calls for a “brief description” of the rock formations and mineralization.  Please replace your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investor will understand.

The Company has complied with this comment.  Please see pages 20 and 21 to the Amendment No. 1 to the Form S-1.

34.
You utilize a significant amount of technical terminology that the average investor probably is not familiar with.  Revise your filing to define technical words through the context of your discussions as much as possible.  Provide definitions to the glossary for words that cannot be adequately defined in the text.  Include in a glossary only those geologic or technical terms not understood by the average investor that cannot be defined in the text.

The Company has complied with this comment.  Please see page 18 through 24 to the Amendment No. 1 to the Form S-1.

H. Roger Schwall
November 2, 2009

Property Mineralization, page 23

35.
We note your reference to mine workings on your mineral claim.  Please disclose the information required under paragraph (b) of the Industry Guide 7 for all your material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

•	A description of any work completed on the property and its present condition.
•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
•	A description of equipment, infrastructure, and other facilities.
•	The current state of exploration of the property.
•	The total costs incurred to date and all planned future costs.
•	The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguide.pdf

The Company has complied with this comment.  Please see page 24 to the Amendment No. 1 to the Form S-1.

Government Approvals and Recommendations, Page 25

36.
We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in additional to State Environmental requirements.  Please provide a short summary of the permits and/or operational plans required to perform exploration activities on your properties.

The Company has complied with this comment.  Please see page 24 to the Amendment No. 1 to the Form S-1.

Plan of Operation, page 27

37.
We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans.

Because no samples have been taken, the Company has not implemented QA/QC protocols.  Additionally, the Company is not disclosing in Amendment No. 1 to the Form S-1 that it has QA/QC protocols as that could imply that the Company has taken samples.

H. Roger Schwall
November 2, 2009

Please contact the undersigned if you have further questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo